EXHIBIT 2.1

AMENDMENT NO. 1 TO
AGREEMENT AND PLAN OF MERGER

     This Amendment No. 1 (this “Amendment”), dated as of October 6, 2004, is made and entered into by and among Camden Property Trust, a Texas real estate investment trust (“Parent”), Camden Sparks, a Delaware corporation and a wholly owned subsidiary of Parent (“MergerCo”), and Summit Properties Inc., a Maryland corporation (the “Company”), and shall amend the Agreement and Plan of Merger, dated as of October 4, 2004, by and among Parent, MergerCo and the Company (the “Merger Agreement”).

     WHEREAS, the parties to the Merger Agreement desire to amend the Merger Agreement to clarify their mutual intent relating thereto.

     NOW, THEREFORE, in consideration of the foregoing, the parties hereto hereby agree as follows:

     1. Section 5.3(a) of the Merger Agreement is hereby amended and restated to read in its entirety as follows:

     “(a) (i) split, combine or reclassify any capital shares of Parent or (ii) declare, set aside or pay any dividend or other distribution (whether in cash, shares, or property or any combination thereof) in respect of any capital shares of Parent, except for (A) subject to Section 6.14 hereof, a regular, quarterly cash dividend at a rate not in excess of $.635 per Parent Common Share, declared and paid in accordance with past practice, and corresponding regular quarterly distributions payable to holders of Parent OP Units in an amount not to exceed the amount payable to the shareholders of Parent in such quarter; (B) distributions payable to holders of preferred units in Parent Partnership; and (C) dividends or distributions, declared, set aside or paid by any Parent Subsidiary to Parent or any Parent Subsidiary that is, directly or indirectly, wholly owned by Parent;”

     2. Capitalized terms used herein and not otherwise defined shall have the meanings assigned to such terms in the Merger Agreement.

     3. Except as otherwise expressly provided in this Amendment, the Merger Agreement is hereby ratified and confirmed and shall continue in full force and effect in accordance with its terms.

     4. This Amendment may be executed in identical counterparts, which when taken together shall constitute one and the same instrument. A counterpart transmitted by facsimile shall be deemed an original for all purposes.

     IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed effective as of the date first above written.

CAMDEN PROPERTY TRUST
By:	/s/ Richard J. Campo
	Name:	Richard J. Campo
	Title:	Chairman of the Board and Chief Executive Officer

CAMDEN SPARKS, INC.
By:	/s/ Richard J. Campo
	Name:	Richard J. Campo
	Title:	Chairman of the Board and Chief Executive Officer

SUMMIT PROPERTIES INC.
By:	/s/ Steven R. LeBlanc
	Name:	Steven R. LeBlanc
	Title:	President and Chief Executive Officer